SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

	1. Information issued by Telco S.p.A.	1

FOR IMMEDIATE RELEASE Buenos Aires, July 10, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Information issued by Telco S.p.A.

I am writing to you as Responsible for Market Relations of TELECOM ARGENTINA S.A. (“Telecom Argentina”), in relation to the subject of the reference, to update the information we sent to the SEC on June 26th, 2014.

We hereby attach a copy of the relevant part of the press release issued yesterday by Telco S.p.A., which holds a capital stake of 22.4% of the voting share capital of Telecom Italia S.p.A (the indirect controlling company of Telecom Argentina).

Through the abovementioned press release, Telco S.p.A. informs that the Extraordinary General Shareholders’ Meeting held on July 9, 2014, approved the partial demerger of that company. Completion of the demerger is subject to obtaining the requisite clearances from the relevant authorities if necessary.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro G. Insussarry
Responsible for Market Relations

TELCO S.p.A.

Registered office: Via Filodrammatici 3, Milan, Italy

Share capital: Euro 879,206,489.00 fully paid up

Registration no. in Milan Companies’ Register,

Tax identification code and VAT no.: 05277610969

Press Release

(relevant part)

***

The shareholders of Telco met today in a general meeting.

As extraordinary business, they:

•	passed a resolution pursuant to Article 2446 of the Italian Civil Code, to absorb the €583.4m loss by reducing the company’s share capital from €879.2m to €295.8m;

•	approved the proposed partial demerger of Telco, as already approved by the Board of Directors and disclosed on 26 June 2014, the completion of which is subject to the requisite clearances from CADE (the Brazilian antitrust authority), Anatel (the Brazilian regulatory authority), CNDC (the Argentinian antitrust authority) and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS.

Milan, 9 July 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 10, 2014	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman

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